# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Minds Biosciences Inc., CIK 0001827401
CUSIP: 10919W405
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 19 Vestry Street,, New York,, New York (NY), 10013
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-042515
Filed by CIK 0001831942

## Reporting persons
- COMMODORE CAPITAL LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (7.2% of the class)
  Comment: See Item 2 for additional information.
- Commodore Capital Master LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (7.2% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Bright Minds Biosciences Inc.
Address of issuer's principal executive offices: 19 Vestry Street, New York, NY 10013

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the "Firm") and Commodore Capital Master LP, a Cayman Islands exempted limited partnership ("Commodore Master"). The Firm is the investment manager to Commodore Master. As of December 31, 2024, the Firm may be deemed to beneficially own an aggregate of 500,000 common shares, without par value (the "Common Shares"), of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 6,988,989 Common Shares reported as issued and outstanding as of December 20, 2024 in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 31, 2024.
Address of principal business office or, if none, residence: The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.
Citizenship: The Firm is a Delaware limited partnership and Commodore Master is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 500,000.00
Percent of class: 7.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 500,000.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 500,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement dated as of October 25, 2024, by and between Commodore Capital LP and Commodore Capital Master LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 25, 2024).

## Signatures
- COMMODORE CAPITAL LP: /s/ Michael Kramarz, Michael Kramarz, Managing Partner (02/14/2025)
- Commodore Capital Master LP: /s/ Michael Kramarz, Michael Kramarz, Authorized Signatory (02/14/2025)